NO ACT

PE
12-4-09

DIVISION OF
CORPORATION FINANCE

[redacted]

09013123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

Received SEC

DEC 3 0 2009

Washington, DC 20549

December 30, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-30-2009

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 4, 2009

Dear Ms. Weber:

This is in response to your letter dated December 4, 2009 concerning the shareholder proposal submitted to Verizon by Richard A. Dee. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Richard A. Dee

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 4, 2009

The proposal requests the board of directors form a "Corporate Responsibility Committee" to monitor the extent by which Verizon lives up to its claims pertaining to integrity, trustworthiness, and reliability.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations. In this regard, we note that the proposal requests that a board committee monitor Verizon's integrity, trustworthiness, and reliability. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 4, 2009

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Shareholder Proposal of Richard A. Dee

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from Richard A. Dee (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2010 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2010 proxy materials.

I. Introduction.

On November 23, 2009, Verizon received a letter from the Proponent containing the following proposal:

"Verizon Stockholders hereby request that without delay the Board of Directors form a Corporate Responsibility Committee charged with monitoring continuously

the extent to which Verizon lives up to its manifold and oft-repeated claims pertaining to integrity, trustworthiness, and Reliability."

Verizon believes that the Proposal may be properly omitted from its 2010 proxy materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations.

II. Verizon May Exclude the Proposal under Rule 14a-8(i)(7) Because It Deals with a Matter Relating to Verizon's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Exchange Act Release No. 34-12999 (November 22, 1976). The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the matters covered by the Proposal – monitoring customer satisfaction with Verizon's products and services and compliance with its code of business conduct – fall squarely within the scope of Verizon's day-to-day business operations.

The Proponent submitted substantially similar proposals to the current Proposal for inclusion in the proxy materials for the 2009, 2007 and 2006 annual meetings. In each of these instances, the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission permitted exclusion of the proposal under Rule 14a-8(i)(7). See *Verizon Communications Inc.* (December 17, 2008), *Verizon Communications Inc.* (February 20, 2007) and *Verizon Communications Inc.* (February 20, 2006). The Proponent also submitted a substantially similar proposal to the current Proposal for inclusion in the proxy materials for Verizon's 2008 annual meeting, which the Staff allowed to be excluded under Rule 14a-8(f). See *Verizon Communications Inc.* (January 15, 2008).

The Proposal requests that the Verizon Board establish a committee to continuously monitor customer satisfaction with the company's products and services. The Staff has long recognized that proposals concerning quality, service and support matters, including the handling of customer issues with respect to a company's products and services, relate to the ordinary business operations of a corporation and, accordingly, may be excluded under Rule 14a-8(i)(7). The Staff's no-action letters make clear that a wide spectrum of issues are viewed as customer relations matters, including the establishment of committees or departments to deal with customer relations issues. See, e.g., *Bank of America Corporation* (March 3, 2005) (proposal to adopt a "Customer Bill of Rights" and create a position of "Customer Advocate"); *Deere & Company* (November 30, 2000) (proposal relating to the creation of a "Customer Satisfaction Review Committee" comprised of shareholders); *The Chase Manhattan Corporation* (February 14, 2000) (proposal to establish an ad hoc independent committee to study credit card operations, financial reporting and customer service); *American Telephone and Telegraph Company* (January 25, 1993) (proposal to initiate audit procedures to track customer correspondence to rectify lack of response by company); and *The Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish independent board committee to study the handling of customer and shareholder complaints).

The Proposal also requests that the Verizon Board establish a committee for the purpose of monitoring compliance with the Verizon Code of Business Conduct. The Staff has consistently determined that proposals that relate to the promulgation of, and monitoring of compliance with, codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See, e.g., *The AES Corporation* (January 9, 2007) (proposal requesting board create an ethics oversight committee); *H.R. Block, Inc.* (May 4, 2006) (proposal requesting special board committee to review sales practices and allegations of fraudulent marketing); *Halliburton Company* (March 10, 2006) (proposal requesting report on policies and procedures adopted to reduce certain violation and investigations); *Chrysler Corp.* (February 18, 1998) (proposal requesting that the board of directors review or amend Chrysler's code of standards for its international operations and present a report to Chrysler's shareholders); *Lockheed Martin Corp.* (January 29, 1997) (proposal requesting the audit and ethics committee to determine whether the company has an adequate legal compliance program and prepare a report); *AT&T Corp.* (January 16, 1996) (ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review of certain employment practices in light of the company's code of ethics); and *NYNEX Corp.* (February 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2010 proxy materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Verizon's ordinary business operations. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2010 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (212) 831-0102.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Richard A. Dee

EXHIBIT "A"

RICHARD A. DEE

By Fax To (908) 766-3813

November 23, 2009

Ms. Jane Schapker
Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street
New York, NY 10007

Re: Stockholder Proposal – 2010 Proxy Statement

Dear Ms. Schapker

Enclosed please find my Stockholder Proposal to be included in the Proxy Statement for the 2010 Annual Meeting of Stockholders of Verizon Communications.

The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being forwarded to you as it is to appear in the Proxy Statement: i.e., the order, the paragraphing, and the use of bold and italic typefaces.

I own a total of 207 shares of Verizon common stock. The shares have been owned by me for many years, and I shall continue to own qualifying shares through the date of the 2010 Annual Meeting. Attached is a recent segment of a statement covering the 200 shares that I have held continuously in my account at Ameritrade.

Please acknowledge receipt of the Proposal at your earliest convenience.

Sincerely,

Richard A. Dee

Enclosures:
(2 page proposal)

RICHARD A. DEE
Stockholder Proposal - 2010 Proxy Statement
Verizon Communications Inc.
Submitted November 23, 2009

"Verizon Stockholders hereby request that without delay the Board of Directors form a Corporate Responsibility Committee charged with monitoring continuously the extent to which Verizon lives up to its manifold and oft-repeated claims pertaining to integrity, trustworthiness, and Reliability.

"Unfortunately, Verizon's Board allows and enables company management to *oversee itself* on matters pertaining to "Corporate Responsibility". Reliance on managements to police themselves has proven to be a dangerously expensive policy for investors.

"Many millions of trusting investors recently suffered devastating financial losses as consequences of the incompetence of corporate managements, the negligence of boards of directors, and the glaring long-term failures of the SEC – all of which contributed mightily to the overall meltdown of the economy. What clearer proof can there for the need to tighten substantially the "processses of scrutiny" that affect and supposedly protect investors.

"The extent and causes of massive corporate corruption, exemplified by Enron and WorldCom, resulted in considerably heightened suspicion, skepticism, and concern on the parts of investors – and inspired Congress to enact the Sarbanes-Oxley Act of 2002. Publicly-owned companies subsquently increased substantially assurances that they had instituted multitudes of new checks and balances that would prevent recurrences of similar stockholder-damaging events.

"Verizon devotes a great deal of time and effort, and spends an enormous amount of stockholder money, attempting to assure investors and prospective investors, customers and prospects, government agencies and the public of its corporate integrity and its trustworthiness – and to assure all that Verizon is "Reliable".

"The Code of Business Conduct established by Verizon's Board may be excellent conceptually, but it will not benefit stockholders unless and until the Board assures itself that the Code is being wisely and widely implemented – and is being carefully and continuously monitored by specific Directors who, hopefully, are truly independent of management.

"The truthfulness of Verizon's many claims will affect greatly its future in the face of continual challenges to its business practices, products, and services by customers, citizens' groups, and government agencies.

RICHARD A. DEE

Stockholder Proposal – 2010 Proxy Statement
Verizon Communications Inc.
Submitted November 23, 2009

"It is clearly in the best interests of Verizon stockholders for the Board to form a Committee of Directors that meets regularly and focuses specifically on matters pertaining to Corporate Responsibility – including, in particular, the careful monitoring of how well Verizon is living up to its Code of Business Conduct – and whether Verizon is fulfilling properly its multitude of claims.

"Corporate Responsibility no longer can be treated as a sub-topic of Corporate Governance.

"Corporate Responsibility not only deserves, but requires, careful and continuous attention by Directors who are especially attuned to and convinced of its importance. Matters to be dealt with are vital, and dealing with them cannot be relegated to sideways glances by the Board or existing Committees.

"This proposal asks Verizon's Board to take an immediate and significant step to assure stockholders that it is truly committed to causing corporate deeds to live up to corporate words - and truly committed to having Verizon live up to its manifold claims of integrity, trustworthiness, and Reliability.

"Please vote FOR this Proposal.